Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Post-Effective Amendment No. 7 to Registration Statement No. 333-116237 of Cytyc Corporation on Form S-3 of our report dated April 8, 2005 related to the financial statements of Cytyc Surgical Products II, Inc. (formerly Proxima Therapeutics, Inc.) as of and for the year ended December 31, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the acquisition of Cytyc Surgical Products II, Inc. by Cytyc Corporation on March 7, 2005), included in the Current Report on Form 8-K/A of Cytyc Corporation dated May 9, 2005, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

August 3, 2005